 Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reached an Agreement with Two of its Lenders

Athens, Greece, April 27 2016, Globus Maritime Limited (the “Company" or ”Globus”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has come into an agreement with two of its lenders.

Globus announced that in April of 2016, it reached amicable agreements with DVB Bank and HSH Nordbank AG on certain amendments and waivers to the terms of the original agreements dated on June 20 2011 and February 27, 2015, respectively. By these agreements the Company was able among other things to receive waivers and relaxations on its loan covenants as well as defer instalment loan payments due in 2016. Final documents have not yet been executed with HSH Nordbank AG.

Management Commentary

Athanasios “Thanos” Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, commented “We are very pleased with our agreements with both DVB Bank and HSH Nordbank AG. With these agreements we were able to accomplish waivers or relaxations to our financial covenants for the period of March 2016 through March 2017 as well as defer principal payments due in 2016.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own five vessels with a total carrying capacity of 300,571 dwt and a weighted average age of 8.1 years as of March 31st 2016 and operate six vessels.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566 Nicolas Bornozis
globus@capitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr